SUB-ITEM 77C







Results of Special Joint Meeting of
Shareholders

The Joint Special Meeting of Shareholders of
Western Asset Managed High Income Fund Inc.
(the "Fund") and Western Asset High Income
Opportunity Fund Inc. was adjourned on June
30, 2016 and reconvened on August 12, 2016 for the purpose of considering and voting upon the following two proposals:


Proposal 1:
The stockholders of the Fund are being asked to approve the merger of the Fund with and into Western Asset High Income Opportunity
Fund Inc. in accordance with the Maryland
General Corporation Law.


For:		24,292,721
Against: 	1,997,687
Abstain: 	936,381



Proposal 2A:
The stockholders of the Fund are being asked to approve a fundamental investment policy regarding senior securities.


For:		23,956,651
Against:	2,028,699
Abstain:	1,241,439